Julia Aryeh Senior Counsel 345 Park Avenue New York, NY 10154	Direct Main Fax jaryeh@loeb.com	212.407.4043 212.407.4000 212.407.4990

October 23, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, DC 20549

Re:	Revelstone Capital Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed September 27, 2023 File No. ###-##-####

Attention: Robert Babula, Jennifer Gallagher, Michael Purcell and Laura Nicholson

On behalf of our client, Revelstone Capital Acquisition Corp., a Delaware company (“Revelstone” or the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-4 filed on September 27, 2023 (the “S-4”) contained in the Staff’s letter dated October 17, 2023 (the “Comment Letter”).

The Company has filed via EDGAR an Amendment No. 2 to the S-4 (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 1 to Form S-4 filed on September 27, 2023

Merger Consideration; Earnout Consideration, page 22

1.	We note your response to prior comment 8, and your revised disclosure that the Closing Adjustment will only be used to issue more or less shares of Revelstone Common Stock, as the case may be, calculated using the Reference Price, if the Closing Debt is less or more than $14,970,000, respectively. Please revise to clarify whether the issuance of any such shares would be in addition to the 5,703,000 shares of Class A common stock referenced in this section. If so, please revise to quantify such additional shares and tell us whether you intend to register the issuance of such shares under the Securities Act.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 22 and 120.

Los Angeles     New York     Chicago     Nashville     Washington, DC     San Francisco     Beijing     Hong Kong     www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission October 23, 2023 Page 2

Treatment of Convertible Notes, page 23

2.	We note your response to prior comment 9. Please disclose the number of shares of common stock that may be issuable under the SJ Fund Convertible Note, and how such amount is determined.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 23 and 121.

Risks Related to Revelstone, page 62

3.	We note your response to prior comment 17. Please revise your disclosure to discuss whether your waiver of the corporate opportunities doctrine in your existing charter impacted your search for an acquisition target. In addition, we note your disclosure that the proposed Amended Charter waives any interest or expectancy of the Combined Company in, or in being offered an opportunity to participate in, any Excluded Opportunity. However, this does not appear to be consistent with the proposed amended charter set forth in Annex B, or your disclosures regarding the proposal to eliminate the current limitations in place on the corporate opportunity doctrine. Please revise.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 65.

We may be deemed a “foreign person” under the regulations relating to CFIUS, page 66

4.	We note your response to prior comment 19, and your disclosure that you do not believe that any of your current officers or your Sponsor constitutes a “foreign person” under CFIUS rules and regulations. With a view toward disclosure, please also tell us whether anyone or any other entity associated with or otherwise involved in the transaction, such as Set Jet, Inc., is, is controlled by, or has substantial ties with a non-U.S. person.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 65.

Background of the Business Combination, page 90

5.	We note your response to prior comment 22 and your disclosure on page 91 that in June of 2022, Bank of America advised Revelstone that they were withdrawing as advisor and that they waive any future entitlement to $4,042,500 as deferred underwriters’ fee. Please tell us whether Bank of America was involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement. In addition, please disclose whether Bank of America assisted in the preparation or review of any materials reviewed by Revelstone’s board of directors or management and whether Bank of America has withdrawn its association with those materials and notified Revelstone of such disassociation. For context, include that there are similar circumstances in which a financial institution is named and that Bank of America’s resignation indicates it is not willing to have the liability associated with such work in this transaction.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 91.

United States Securities and Exchange Commission October 23, 2023 Page 3

6.	Please provide us with any correspondence between Bank of America and Revelstone relating to the firm’s resignation. In addition, please provide us with the engagement letter between Revelstone and Bank of America. Please disclose any ongoing obligations of Revelstone pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on Revelstone in the registration statement.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 91.

7.	Please provide us with a letter from Bank of America stating whether it agrees with the statements made in your prospectus related to their withdrawal and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Bank of America and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Bank of America does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that Bank of America refused to discuss the reasons for its withdrawal and forfeiture of fees, if applicable, with management. Clarify whether Bank of America performed substantially all the work to earn its fees.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Management of the Company reached out to Bank of America and they refused to discuss the reasons for its withdrawal and forfeiture of fees. Please see page 91.

8.	Please discuss the potential impact on the transaction related to the resignation of Bank of America.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 91.

Certain Material U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders of Set Jet Common Stock, page 131

9.	We note your response to prior comment 19, and your disclosure that Snell & Wilmer L.L.P. has delivered an opinion that the Business Combination “should” qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the opinion is subject to uncertainty, please obtain and file a revised tax opinion that explains the facts or circumstances giving rise to the uncertainty, and provide disclosure of the possible alternative tax consequences including risk factor and other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 131.

United States Securities and Exchange Commission October 23, 2023 Page 4

Non-GAAP Financial Measure - Adjusted EBITDA Loss, page 181

10.	We have read your response to prior comment 37. Refer to your disclosure on page 181 that states, “Pre-operating costs are associated with pandemic delays in FAA certifications of aircraft and vendor delays in refurbishing and releasing aircraft for member charters.” For each period presented, quantify for us the pre-operating costs, as follows:

●	Costs related specifically to pandemic related delays in FAA certifications of aircraft, and

●	Costs related to vendor delays in refurbishing and releasing aircraft for member charters.

Please explain to us the nature of your vendor relationships, what specific services are provided under these vendor arrangements, and why these costs continue to represent a significant portion of your post pandemic operating costs. For example, we note that pre-operating costs represented approximately 6% of total operating expenses for the six months ended June 30, 2023.

On page 175 you state, “Pre-operating costs include all expenses pertaining to chartered aircraft before they have been certified to charter members or are generating revenue through operations. These costs include pre-revenue maintenance, conformity costs to meet regulatory requirements and other costs incurred related to new routes and charter services.” It appears the pre-operating costs are necessary for the aircraft to enter service, recognize charter flight revenue from charters that you arrange for your members, and are integral to your expansion plans to enter various new markets. Absent further substantial analysis, it appears the pre-operating costs that are unrelated to the pandemic are vital to your operations and growth strategy, and represent normal, recurring, cash operating expenses necessary to operate your business.

Response: As stated in the Company’s response to comment 37 of the Staff’s letter dated September 13, 2023:

“The Company considers the pandemic and vendor factors that resulted in unusual levels of pre-operating costs to be outside the normal, recurring, cash ongoing operating expenses necessary to operate the business. These costs were sustained for aircraft that were unable to operate and generate revenues for extended periods of time. The regulatory and vendor delays were unusual and unexpected and outside management’s control. Such delays are not expected to occur repeatedly or occasionally.”

The Company agrees with the Staff that, absent unusual regulatory and vendor delays, pre-operating expenses (as described on Page 175 and noted in Staff comment above) that are generally ongoing or recurring expenses would not be appropriate to include as part of a non-GAAP adjustment to arrive at Adjusted EBITDA (see Question 100.01 of the Non- GAAP Financial Measures Compliance & Disclosure Interpretations, as updated December 13, 2022). As described in more detail below, prior period costs that were reported as EBITDA adjustments related to specific events and circumstances that were unusual and not expected to occur repeatedly or occasionally.

United States Securities and Exchange Commission October 23, 2023 Page 5

During the reported periods, Set Jet, Inc. (“Set Jet”) experienced significant, unusual and prolonged pre-operating costs as a result of the pandemic which significantly delayed regulatory clearance of aircraft for member use, created extended business and vendor disruptions and impaired the supply chain in the aircraft market. While supply chain delays continue, Set Jet expects the prolonged effect of these factors to dissipate in future periods.

The nature of Set Jet’s vendor relationships includes payments to both aircraft owners (directly or through the operator – Maine Aviation) for charter use of aircraft and then to the operator for reimbursement of operational costs of aircraft. These operational costs include fuel, crew, crew training, maintenance, repairs, insurance, taxes, landing fees and a variety of miscellaneous and general operating costs. In some instances, Set Jet pays outside vendors directly for some of these operational costs, for example, fuel and landing fees and certain routine parts and maintenance. Due to pandemic-related crew shortages and timing uncertainties of when aircraft would become available, the operator in most cases maintained costly crew and crew training during these unusual extended non-operating periods.

As requested by Staff in comment 10, the following schedule quantifies our estimates of pre-operating costs for each period related to (1) costs related specifically to pandemic related delays in FAA certifications of aircraft, and (2) costs related to vendor delays in refurbishing and releasing aircraft for member charters.

	Six Months Ended		Year Ended
	June 30,		December 31,
	2023		2022		2021		FAA Delay During Charter Term
FAA delays:
N408SJ Charter Agreement Fees			$575,199	(1)			Jan through June 2022
N949SJ Charter Agreement Fees			336,238	(1)	$30,000	(1)	Late 2021 through May 2022
Aircraft Operational Costs			1,008,017	(3)

							Major Event
Vendor delays and other pandemic related:
N510SJ Charter Agreement Fees	$230,389	(1)	499,200	(1)	35,457	(1)	Vendor delays 2022 and 2023
N720CH Charter Agreement Fees	451,430	(1)	911,490	(1)	583,377	(1)	Continued non use due to pandemic events
Aircraft Operational Costs	81,985	(2)	3,541,230	(4)	630,321	(4)
	$763,804		$6,871,374		$1,279,155

(1)	Charter lease fees paid during period for non-revenue aircraft.

(2)	Miscellaneous operating cost reimbursements to operator. No longer responsible for major operating costs of N720CH by agreement.

(3)	Operational expenses billed by operator for the two aircraft including significant crew and crew training costs pending revenue operations.

(4)	Operational expenses, even when inactive for the N720CH long distance aircraft were significant until the agreement modified in July 2022. Operations costs billed by the operator included crew costs and training, maintenance and fees.

United States Securities and Exchange Commission October 23, 2023 Page 6

The Company believes these costs incurred were associated with the pandemic. Set Jet’s normal arrangement with aircraft vendors is not to absorb or be liable for operating costs prior to the aircraft being available for revenue operations. Generally, major refurbishment is paid by the owner and made a part of the monthly charter arrangement before it commences. But, in these unforeseen instances, Set Jet was liable for operational costs for non-revenue producing aircraft.

During the reported periods, Set Jet did not incur any material costs as pre-operating or startup costs related to new routes and services or expansion. Although these costs and any related short-term aircraft unavailability may occur in future periods, the Company would not expect such costs to be a non-GAAP adjustment.

The costs for the six months ended June 30, 2023 have declined substantially from prior periods but still include some costs relating specifically to two legacy aircraft events caused by pandemic and continuing vendor issues:

●	The Company does not expect one aircraft (N720CH) to return to member service as a result of the pandemic terminating financial arrangements with a partner for a California to New York route in 2020, followed by an unusual extended period of major maintenance. This aircraft is not economical for shorter routes and will not be used in current or planned operations. The costs related to this aircraft are expected to continue pursuant to an agreement until other outside revenue is obtained or our cost obligation is terminated. (See Note 6 on page F-54 for discussion of and changes to this aircraft arrangement that have reduced ongoing costs.) Additionally, this aircraft has been unavailable for any revenue operations due to a 24-month major inspection that commenced in October 2022. Such an inspection would typically have been completed after three months, but, due to supply chain and vendor issues, was not completed until September 2023.

●	The second aircraft (N510SJ) resulted in continued 2023 (also prior 2022) costs and was expected to be available for member service in June 2022 following a routine three-month refurbishment. Due to one vendor losing staff during the pandemic (and subsequently going out of business) and significant delays in parts and scheduling backups from a second vendor, this aircraft is not expected to be operational until November 2023 when it will no longer be part of pre-operating costs.

As described in the “Set Jet, Inc. Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 177: “Pre-operating costs are expected to be lower in future quarters as the last chartered aircraft begins service and the planned effects of the negotiated adjustments take effect in the remainder of 2023.” The Company does not expect significant pre-operating costs in 2024 and believe it is unlikely that any such startup costs would be considered other than normal, recurring, cash operating expenses necessary to operate our business.

United States Securities and Exchange Commission October 23, 2023 Page 7

Comparison of Stockholder Rights, page 215

11.	We note your response to prior comment 39. It does not appear that the descriptions of your exclusive forum provision on pages 213 and 222 are consistent with the exclusive forum provision set forth in Article IX of your proposed amended charter. Please revise.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 213 and 222.

Exhibits

12.	We note your response to prior comment 41. Please file your lease agreement for your terminal and office space in Scottsdale, Arizona, or tell us why such agreement is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K. In addition, please file each agreement required to be filed under Item 601(b)(10)(ii)(A) with respect to contracts to which directors, officers or security holders named in the registration statement are parties.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 186 – 187. The references to non-material contracts with non-related persons as defined under Item 404 of Regulation S-K have been removed from the Amendment. The Company has filed as exhibits the lease agreement for the terminal and office space in Scottsdale, Arizona and each agreement required to be filed under Item 601(b)(10)(ii)A) with respect to contracts to which directors, officers or security holders named in the registration statement are parties.

United States Securities and Exchange Commission October 23, 2023 Page 8

In addition, we addressed the two oral comments received, (a) the number of outstanding warrants has been corrected on page 210, and (b) the provision in the Amended Charter for Section 5.5 “Removal of Directors” has been updated. Please also see page 216 in the Amendment.

Please contact Alex Weniger-Araujo at (212) 407-4063 or myself at (212) 407-4043 with any questions.

Sincerely,

/s/ Julia Aryeh
Julia Aryeh
Senior Counsel

cc: Alex Weniger-Araujo